Exhibit 99.2

ANNUAL INFORMATION FORM

INTELLIPHARMACEUTICS INTERNATIONAL INC.
30 Worcester Road
Toronto, Ontario
M9W 5X2
CANADA

Tel: (416) 798-3001
Fax: (416) 798-3007

February 26, 2010

INTELLIPHARMACUETICS INTERNATIONAL INC.

ANNNUAL INFORMATION FORM
For the Fiscal Year Ended November 30, 2009

REFERENCE INFORMATION

In this report, “we,” “us,” and “our” refer to Intellipharmaceutics International Inc. (“Intellipharmaceutics” or “the Company”) and its subsidiaries.

As used herein, unless otherwise stated, the terms “quarter” and “year” refer to calendar quarter and fiscal year, respectively. Unless otherwise stated, the information contained herein is as of November 30, 2009.

All currency figures herein are in Canadian dollars, unless otherwise noted.

FORWARD-LOOKING INFORMATION

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements that may change, thus causing actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking information. These assumptions include, but are not limited to, our ability to commercialize products, receipt of regulatory approvals, positive results of current and future clinical trials or bioequivalence studies, our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates, our ability to obtain additional financing, existence of potential markets for our product candidates, our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise, sufficient working capital for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, market acceptance of our products, our ability to retain and hire qualified employees, and general improvement of economic and capital market conditions in Canada and Unites States.

Forward-looking information involves known and unknown risks, uncertainties and other factors that could cause actual results to differ materially. Such factors include, but are not limited to, the timing of our programs to research, develop and commercialize our products; the timing and costs of obtaining regulatory approvals; the benefits of our drug delivery technologies and product candidates as compared to others; the scope of protection provided by intellectual property for our drug delivery technologies and product candidates; our estimates regarding our capital requirements and future revenues and profitability; our estimates of the size of the potential markets for our product candidates; our selection and licensing of product candidates; the benefits to be derived from collaborative efforts with distributors; sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates; the rate and degree of market acceptance of our products; the timing and amount of reimbursement of our products; the success and pricing of other competing therapies that may become available; the manufacturing capacity of third-party manufacturers that we may use for our products; and other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States. Additional risks and uncertainties relating to the Company and our business can be found in the “Risk Factors” section of this annual information form, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

Intellipharmaceutics was incorporated under the Canada Business Corporations Act by certificate and articles of arrangement dated October 22, 2009.

The following chart shows the corporate relationship structure of Intellipharmaceutics and its four wholly-owned subsidiaries, including jurisdictions of incorporation, as at November 30, 2009.

Our registered and principal office is located at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2.  Our telephone number is (416) 798-3001 and our facsimile number is (416) 798-3007.

We are currently a “reporting issuer” in all of the provinces and territories of Canada.

Our website is www.intellipharmaceutics.com. Any information contained on our website is not, and will be deemed not to be, incorporated herein by reference.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a pharmaceutical company specializing in the research development and manufacture of controlled and targeted once-a-day novel oral solid drugs. Our patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, we have a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, pain and infection. Several of these products are partnered.

History

On October 19, 2009, the shareholders of Intellipharmaceutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger (the “Arrangement and Merger Transaction”) whereby IPC Ltd. combined with Vasogen to continue as a publicly traded entity to be called Intellipharmaceutics International Inc. (“the IPC

Arrangement Agreement”).  The arrangement resulted in IPC Ltd. and Intellipharmaceutics Corp. combining with 7231971 Canada Inc. (“New Vasogen”), a new Vasogen company that acquired substantially all of the assets and certain liabilities of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP as described further below.

Separately, Vasogen entered into an arrangement agreement with Cervus LP (“Cervus”), an Alberta based limited partnership that resulted in Vasogen being reorganized prior to completion of the transaction with IPC Ltd. and provided gross proceeds to Vasogen of approximately C$7.5 million in non-dilutive capital.

The completion of the arrangement on October 22, 2009 resulted in a new publicly-traded company, Intellipharmaceutics International Inc., incorporated under the laws of Canada and traded on the TSX and NASDAQ.  IPC Ltd. shareholders were issued approximately 86% of the outstanding common shares of Intellipharmaceutics and Vasogen’s shareholders were issued approximately 14% of the outstanding common shares of Intellipharmaceutics. Each former Vasogen shareholder received 0.065963061 common shares of Intellipharmaceutics, and each former IPC Ltd. shareholder received 0.552788117 common shares of Intellipharmaceutics, for each share they exchanged in the transaction.

As a result of the transaction we selected a November 30 year end, which resulted in the Company having an eleven month fiscal period in 2009.  All comparable information is that of the predecessor company, IPC Ltd., which had a December 31 year end.

Our Strategy

We believe that our Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform  that can be applied to the efficient development of a wide range of existing and new pharmaceuticals.  We believe the flexibility of this technology allows us to develop complex drug delivery solutions within a rapid timeframe.

We apply our technologies to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The flexibility and the competitive advantage of the Hypermatrix™ technology allow us to focus our development activities in two areas; difficult-to-produce controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow an NDA / 505 (b)(2) regulatory path.

We operate in a market created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are two ways that we employ our controlled-release technologies, which represent substantial opportunities for us to license our technologies and products:

•
For existing controlled-release (once-a-day) products covered by patents about to expire or already expired, we can formulate generic products, which are bioequivalent to the branded products. Such products can be licensed to and sold by distributors of generic products.  Our scientists have demonstrated a successful track record with such products, having previously developed several drugs which have been commercialized in the United States by their former employer/clients.  The regulatory pathway for this approach requires an abbreviated new drug application (“ANDA”).

•
For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing. new, patentable, controlled-release once-a-day drugs. These drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  This protects against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires new drug applications (“NDA”) via 505 (b)(2) application which both accelerates development timelines and reduces costs in comparison to regular new drug applications for new chemical entities.

We are also specifically focusing our technologies on the development of abuse resistant pain medications.  The growing abuse of prescription “painkillers”, specifically opiod analgesics, is well documented and is a major health concern. We believe that our technologies and know-how are uniquely suited to developing abuse-resistant pain medications.

We believe we are well-positioned to execute our strategic plan due to our current financial position and expertise in drug delivery, product development, regulatory affairs and manufacturing.

DESCRIPTION OF THE BUSINESS

We are a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted once-a-day novel oral solid dose drugs. Our patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, we have a pipeline ofproducts in various stages of development in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, pain and infection. Several of these products are partnered.

Our Technology

Our Hypermatrix™ technology platform is at the core of a family of drug delivery technologies that underlie our development and marketing programs. Hypermatrix™ technologies are based upon the drug active being imbedded in, and an integral part of, a homogeneous (uniform) core and/or coatings consisting of one or more polymers that affect the release rates of drugs.   Our technology allows for the intelligent and efficient design of drugs through the precise manipulation of a number of key variables.  This allows us to respond to varying drug attributes and patient requirements, producing a desired controlled-release effect in a timely and cost effective manner.

Our patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has built a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection. Several of these products are partnered. We develop both new and generic controlled-release pharmaceutical products and license these developed products for commercialization.  At present, no such licensed product has been commercialized. Controlled-release means releasing a drug into the bloodstream or a target site in the body, over an extended period of time or at predetermined times.  Controlled drug delivery can be both safer and more effective than conventional immediate-release tablets and capsules in administering drugs.

Our business focus has been to apply our proprietary controlled-release technologies to existing drugs.  The release technologies, and the exceipients utilized in them, were designed and chosen to be compatible with, and to orally deliver, a wide range of small-molecule active pharmaceutical ingredients.  At present, those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in humans to orally administer small molecule drugs including those used in the treatment of cardiovascular, central nervous system, gastro-intestinal, pain, diabetes and other significant indications.

We apply our proprietary technology in two ways: (1) developing improved controlled-release (once-a-day) versions of existing immediate-release branded drugs (requiring new drug applications (“NDA”)), and (2) developing and commercializing generic drugs that are bioequivalent to existing controlled-release branded products (requiring abbreviated new drug applications (“ANDA”)).  An ANDA must show that, when taken orally in bioequivalence studies conditions, levels of the active ingredient as measured in the bloodstream are the same for the generic product as for the branded product, within tolerances set by the FDA.

Our proposed products target the niche market created by the expiration of drug product patents and drug product exclusivity periods, for which we believe we will generally have the following two opportunities to license our technologies and products:

•
for branded immediate-release (multiple-times-per-day) products, we can seek to formulate improved replacement products, typically by developing a new, patentable, controlled-release (once-a-day) product.  Such products may be licensed to and sold by the pharmaceutical company that made the original immediate-release product, thereby protecting the pharmaceutical company against revenue loss in the brand by providing a clinically attractive patented product that is expected to compete favourably with the generic immediate-release competition that arises on expiry of the original patent(s); and

•
for existing controlled-release (once-a-day) products covered by patents about to expire or already expired, we can seek to formulate generic products which are bioequivalent to the branded products.  Our  scientists have done so previously for several drug products, on a private contract basis with third-party companies that cannot be disclosed because of confidentiality obligations of our scientists under their prior development agreements.  Such products may be licensed to and sold by distributors of generic products.

Our scientists have developed drug delivery technology systems based on the Hypermatrix™ platform,that facilitate controlled-release delivery of a wide range of pharmaceuticals.  We have branded these technology systems collectively as the Drug Delivery Engine(™).  These systems include several core technologies, which enable us to flexibly respond to varying drug attributes and patient requirements, producing a desired controlled-release effect.  In the opinion of our scientists, these systems offer superior performance to traditional drug delivery systems, while retaining simplicity and cost effectiveness associated with their manufacture for the reasons described below:

•
Our delivery technologies offer competitive development times.  The specific reasons for this are that they are proven to be versatile, in that they demonstrated themselves suited to the delivery of a wide range of small molecule drugs.  They are robust, in that the predicted delivery results have been repeatedly substantiated by actual bioavailability/bioequivalence studies.  They were developed by our chief scientists, who have substantial experience in applying them successfully to the delivery of small drug molecules under existing development contracts and in support of our pipeline.  For these reasons, we believe that our development times are short and competitive when compared to our competitors.

•
Our delivery technologies offer competitive development costs, because the technologies use only readily available, low-cost ingredients already acceptable to regulatory authorities such as the FDA, and because development times are short, we believe that our development costs are low when compared to our competitors.

•
Large pharmaceutical companies may license our  improved products for life-cycle management and franchise extension of their branded products as they come off patent.  Our management believes that, with impending loss of branded product revenues, a new product such as ours, which offers the advantage of once-a-day dosing, should be attractive to a large pharmaceutical company facing revenue loss in a patented branded-product franchise.

•
Manufacturers and distributors of generic drugs may license our technologies and products.  Because our development times are short and cost-effective, our generic once-a-day products represent a cost-effective opportunity for generic distributors to add valuable generic products to their portfolios.

We are currently focusing our efforts on the following areas:

•
Obtaining regulatory approval for 15 products, including (i) 11 generic, controlled-release pharmaceutical products (ANDAs), and (ii) four new controlled-release pharmaceutical products (NDAs) which are a reformulation of an existing successful immediate release product.  Of these 15 products, three are being pursued in conjunction with a development partner, (two ANDAs and one NDA) and 12 are being pursued by us for our sole benefit.  In May 2007, we filed an ANDA with the FDA for a drug developed in collaboration with a partner and intended for the U.S. market.  In August 2007, that application was accepted by the FDA as being complete and in condition for further review.  The ANDA review process generally takes one year or longer, and there can be no assurance that the FDA will approve the product for commercial launch in the USA.

•	Commercial exploitation of these products either by license and the collection of royalties, or through the manufacture of tablets and capsules using our developed formulations.

•
Development of new products and increasing the number of licensing agreements with other pharmaceutical companies beyond those already in place, including collaborating in contract research and development, joint ventures and other drug development and commercialization projects.

We intend to collaborate in the development of products with partners, when we believe that such collaboration may enhance the outcome of the project.  We also plan to seek additional collaborations as a means of developing additional products.  We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow.  There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be beneficial.

Our Drug Delivery Technology

Our scientists have developed proprietary controlled-release drug delivery technologies based on the Hypermatrix™ platform, branded Drug Delivery Engine(™).  These technologies consist of drug delivery systems that facilitate timed release delivery of a wide range of pharmaceuticals.  Our Drug Delivery Engine(™) technologies have been used in drugs manufactured and sold by major pharmaceutical companies.

One family of Drug Delivery Engine(™) technologies, the Hypermatrix(™) technologies, are based upon the drug active being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself.  The Hypermatrix(™) technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

We currently have three active drug development agreements in place.  Under each agreement, we are engaged by the other party to develop a bioequivalent generic of a specific controlled-release product or a controlled-release version of an existing immediate release product, using our proprietary technology and know-how.  The development of each product is divided into a number of phases, with milestone payments payable to us on the completion of each phase, and either a royalty payable to us based on annual net sales of the product during a fixed period, or a share of the profits resulting from the distribution and sale of the prodiuct.  All of our intellectual property continues to be exclusively owned by us.  However, we do grant a sole licence to the other party to the drug development agreements within a defined territory for specific drugs that we develop for them but only insofar as our  intellectual property relates to the specific product developed for them, for which we receive various payments, and not for use in any other products.  If the other party fails to make a commercial sale of the product within a certain time period after final regulatory approval to market the product is received, usually this sole license becomes non-exclusive and we are entitled to then directly market and sell the product itself.  The drug development agreements contain customary representations and warranties, covenants, indemnification and confidentiality provisions for agreements of this type.  If the other party terminates the agreement, we are entitled to proceed with the development of the specific product at our own expense.

Our platform of Hypermatrix(™) drug delivery technology includes IntelliMatrix(™), IntelliOsmotics(™), IntelliPellets(™), IntelliGIT(™), IntelliShuttle(™), and Intellifoam(™).   Some of their key attributes are described below.

These provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug, and the optimal site for release of the active pharmaceutical ingredient in the GIT.  At present those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in man to such orally administered small molecule drugs as are used in the treatment of cardiovascular, central nervous system, gastro-intestinal, pain, diabetes and other significant indicators.

The Hypermatrix(™) Family of Drug Delivery Engine(™) Technologies

IntelliGIT(™)

The IntelliGIT(™) technology consists of an active drug immobilized in a homogeneous (uniform) matrix structure.  A precise choice of mix ratios, polymers, and other ingredients imparts characteristics which protect the drug composition from mechanical degradation due to digestion, and/or from chemical degradation in the acidic stomach environment, and ensures that this technology allows control of release as well as releasing the medication at certain parts of the stomach or intestines without significant food effects or unintentional premature release of the entire drug dose.  We believe that this technology is most useful for drug molecules with characteristics such as very low or very high potency, opiate analgesics (pain medications derived from the chemical compounds found in opium), or susceptibility to acid degradation.  It is also useful for products where a zero-order (constant rate over time, independent of the amount of drug available for dissolution) release profile is desirable.

IntelliMatrix(™)

The IntelliMatrix(™) technology is a proprietary blend of several polymers.  Depending on the constituents of the blend and the manner in which these interact, the use of the blend with a drug allows the drug to be released at predetermined rates, while imparting protective characteristics to both the drug and the GIT.  This results in protection from the delivered active drug, for the stomach, if required.  This is most useful for drugs which require precisely controlled first order release profiles, where the amount released with time is dependent on one component like the amount of drug available for dissolution.

IntelliOsmotics(™)

The IntelliOsmotics(™) technology is based upon the inclusion of multiple populations of polymers with distinct chemical bonding characteristics.  These set up a complex matrix of hydrophilic (water attracting) and hydrophobic (water repelling) domains.  When the tablet or bead is in an aqueous environment, like gastric contents, a “mixture” of water-soluble polymer and drug core is surrounded by gel layer(s) of water-insoluble polymer.  Osmotic pressure drives the drug out when solvent passes through the gel layer while the polymer molecules remain.  This permits control of the rate of release of the drug active by the variation of polymer ratios.  This technology is most useful for drug molecules which require precisely controlled pseudo-first-order release profiles, where the rate of release is proportional to the amount available for dissolution as well as being proportional to one other component; however the effect of the amount of drug is overriding, so that the rate appears first order.  This type of release control can be useful when attempting to match difficult profiles for generic formulation.

IntelliPellets(™)

The IntelliPellets(™) technology consists of one or more type (population) of granule, bead, pellet, or tablet in a holding chamber or reservoir, such as a hard gelatin capsule.  Each type (population) may be uniquely different from the other in the manner or rate it releases the drug.  Our IntelliPellets(™) technology is designed to control, prolong, delay or modify the release of drugs.  It is particularly useful for the delivery of multiple drugs, for delayed, timed, pulsed or for chronotherapeutic drug delivery, designed to mimic our internal clocks for therapeutic optimization (the drug is delivered in the right amount for the patient at the right time).  This technology is most useful for the delivery of multiple-drug cocktails, or in situations where the timing of a single dose or the sequencing of multiple doses of the same drug is important.

IntelliShuttle(™)

The IntelliShuttle(™) technology provides for drug release past the stomach, such as for drugs required for action beyond the stomach, for drugs which could be destroyed by the stomach environment, or for drugs which could harm the stomach itself.  This technology “shuttles” the drug past the stomach to be released at predetermined times or sites where appropriate for optimum therapeutic effect.  This technology is most useful for acid labile drug molecules (drugs that are destroyed in acid environment), such as the proton pump inhibitors, of which well-known omeprazole (Prilosec) and lansoprazole (Prevacid) are examples, or for drug molecules which may harm the stomach, of which the well-known aspirin is an example.

Intellifoam(™)

Based on the drug active being embedded in, but seperate from a syntactic foam substrate, the properties of which are used to modulate the release of the drug active.  The drug actives are embedded in a resin polymer matrix.

Each of the above-noted proprietary technologies was fully developed and ready for application to client drug delivery requirements from the date of our inception.  Each of them has been utilized and applied to client drug delivery requirements under our existing and previous development contracts; in several instances more than one technology has been applied to a single drug development.  We continue to market all of our existing technologies and to conduct the necessary research to develop new products and technologies.  To date, none of the development contracts has proceeded to the point of commercialization, and therefore we have not yet seen our proprietary technologies utilized in products sold to consumers.

Our Products

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed publicly.

Generic name	Brand	Indication	Stage of Development	Regulatory Pathway	Rights
Dexmethylphenidate Hydrochloride extended release capsules	Focalin XR®	Attention-deficit hyperactivity disorder	Filed with USFDA	ANDA	Partnered with Par Pharmaceuticals
Venlafaxine HCI extended release capsules	Effexor XR®	Depression	Late Stage Development	ANDA	Intellipharmaceutics
Carvedilol Phosphate extended release capsules	Coreg CR®	Heart Failure	Late Stage Development	ANDA	Intellipharmaceutics
Oxycodone ER	N/A	Pain	Early Stage Development	NDA	Intellipharmaceutics

We have 11 additional ANDA and NDA products, in various stages of development, which we have not disclosed for competitive purposes.  We typically select products for development that we intend to license several years in the future. However, the length of time necessary to bring a product to the point where we can license the product can vary significantly and depends on, among other things, the availability of funding, design and formulation challanges, safety or efficacy and patent issues associated with the product.

Dexmethylphenidate Hydrochloride – Generic Focalin XR®

In 2005, we executed a license and commercialization agreement with Par for the development a of generic version of Focalin XR.  Under the agreement, we are responsible for all laboratory development costs and Par is responsible for bioequivalence costs, API costs, scale up / stability costs and marketing.  Par is also responsible for costs associated with litigation.  We have a ten year profit-sharing agreement with Par which commences with the commercial launch of the product. Focalin XR contains dexmethylphenidate hydrochloride and is used for the treatment of Attention Deficit Hyperactivity Disorder. In 2008, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $350 million.

Effective May 2007, we filed an ANDA for our generic, Dexmethylphenidate XR, with the FDA. As at that date, the application was accepted by the FDA as being complete and in condition for further review. In the period since our filing, we have filed a number of amendments to the application at the request of the FDA.  Our ANDA application remains under review, and there can be no assurance when, or if at all, the FDA will approve the product for commercial launch in the U.S market.

As discussed in greater details under “commitments and contingencies”, Novartis, the brand owner of Focalin XR®, has filed complaints in the United States courts alleging patent infringement against us and Par.  Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. We believe that our generic versions of Focalin XR® do not infringe those patents.  Together with Par we intend to vigorously defend against the complaints described above. Par is responsible for defence of the litigation and all the related costs.  Even if the FDA approves the ANDA, Par would still need to make a decision  to proceed with the commercial launch of the product while the litigation is pending.  An alternative outcome is that Par may decide to settle the litigation with the Brand Owner, which would likely clarify the timing of commercial launch.  There can be no assurance that Par will be able to settle the litigation or that Par will make a decision to proceed with commercial launch of the product while the litigation is pending.

During the fourth quarter of 2009, the 30 month stay on FDA approval for our ANDA for Dexmethylphenidate XR expired.  As we did not receive tentative approval from the FDA within the 30 months, the 180-day exclusivity period associated with our first to file opportunity on the 15mg strength capsule may no longer be available or may require that a special request open to FDA discretion be made to avoid the loss of the status.  While we believe that the making of such a special request is a possible scenario, there can be no assurance that the FDA would accede to this request if made.

Venlafaxine hydrochloride – Generic Effexor XR®

Another product in our generics pipeline is venlafaxine hydrochloride, a generic version of the marketed drug Effexor XR®.   Effexor XR® is an extended-release capsule for oral administration that contains venlafaxine hydrochloride.  It is indicated for the treatment of symptoms of depressive disorders.  Effexor XR® had estimated U.S. sales of approximately $3.9 billion in 2008.

We have recently successfully completed pivotal bioavailability/bioequivalence studies and we are exploring licensing agreement opportunities or other possibilities for this product.  While management believes that a licensing agreement is feasible, there can be no assurance that one can be secured.

Carvedilol phosphate – Generic Coreg CR®

Another product in our generics pipeline is carvedilol phosphate extended release capsule, It is a generic version of the marketed drug Coreg CR®.  COREG CR is available for once-a-day administration as controlled-release oral capsules containing 10, 20, 40, or 80 mg of the active pharmaceutical agent. It is used for the treatment of hypertension and heart conditions.

This product is currently in late-stage development and we are planning on conducting additional pivotal bioequivalence studies in fiscal 2010.  We are exploring licensing agreement opportunities or other possibilities for this product.  There is no assurance that a licensing agreement can be secured.

Rexista™

Our lead non-generic product under development is Rexista™, an abuse- and alcohol-resistant controlled-release oral oxycodone formulation for the relief of pain.  Rexista™ is a unique dosage form designed to be resistant to the well-documented abuses associated with some currently marketed oxycodone products.  This includes abuse by oral ingestion when these drugs are crushed or chewed, by nasal inhalation when crushed or powdered, and, by injection when combined with solvents.  Rexista™ is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs. In 2008, oxycodone  basedoxycodone based products had estimated U.S. sales of approximately U.S. $2 billion.  OxyContin® (oxycodone ER) currently holds the leading total prescription share of the U.S. extended-release opioid market, with an estimated 23% total prescription share.

In February 2009, the FDA announced that it plans to implement a Risk Evaluation and Mitigation Strategy (REMS) requirement for all extended-release opioid analgesics. We believe that the REMS will ultimately drive prescribing of newer tamper-resistant extended release opioids.  Several “tamper-resistant” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s move to restrict prescribing of extended-release opioid analgesics should benefit tamper-resistant products.

We believe that we can leverage our core competence in drug delivery and formulation for the development of products targeted towards tamper-resistant opioid analgesics used in pain management. The advantage of our 505 (b) (2) NDA focused strategy is that our products can enjoy a sales exclusivity period. Furthermore, we believe it is possible to establish and defend the intellectual property surrounding our tamper-resistant opioid analgesic products.

We have completed proof of concept pilot clinical studies of Rexista and in fiscal 2010 plan to complete manufacture clinical batches of Rexista™ for use in phase 1 clinical trials.  We also plan to initiate discussion with the FDA on the clinical development plan for Rexista™.  There can be no assurance that the clinical trials will meet the expected outcomes or that we will be able to successfully produce scaled up batches for use in clinical trials or that we will be successful in submitting a 505 (b) (2) NDA filing.

Intellectual Property

Proprietary rights are an important aspect of our business.  These include know-how, trade secrets and patents.  Know-how and trade secrets are protected by internal company policies and operating procedures, and where necessary, by contractual provisions with development partners and suppliers.  We also seek patent protection for inventive advances which form the bases of our drug delivery technologies.  With respect to particular products, we may seek patent protection on the commercial composition, our methods of production and our uses, to prevent the unauthorized marketing and sale of competitive products.

Patents which relate to and protect various aspects of our HyperMatrix and HyperFoam families of drug delivery technologies included the following United States patents which have been issued to us:  (i) U.S. Patent No.  6,296,876, issued October 2, 2001 and projected to expire October 6, 2017 and U.S. Patent No. 6,479,075, issued November 12, 2002 and projected to expire October 1, 2018, which concern pharmaceutical formulations for acid labile drug actives and compositions which protect the drug active and composition from destruction in acidic environments in the GIT; and (ii) U.S. Patent No.  6,607,751, issued August 19, 2003 and projected to expire October 10, 2017 and U.S. Patent No. 7,090,867, issued on August 15, 2006 and projected to expire October 9, 2018, which describe a controlled-release drug delivery technology incorporating a microbial polysaccharide gum.  Other patents relate to and protect various aspects of our Intellifoam drug delivery technologies. These include U.S. Patent No. 6,800,668, issued October 15, 2004 and projected to expire January 19, 2021, and the corresponding issued Canadian Patent No. 2,435,276, which relate to novel syntactic deformable foam compositions used as a carrier or substrate for drug actives, and methods for making these compositions.

In addition to these issued patents, we have several U.S. Patent applications, and corresponding foreign applications pending, including PCT stage and national stage applications, relating to various aspects of our HyperMatrix and HyperFoam drug delivery technologies, including methods and compositions for coating of tablets and beads, compositions incorporating disintegrants to assist in controlled release, compositions incorporating multiple drug actives, and compositions directed to classes of drug actives designed as therapies for specific indications.

Government Regulation

We focus on the development of both branded drug products (which require NDAs) and generic drug products (which require ANDAs).  The research and development, manufacture and marketing of controlled-release pharmaceuticals are subject to regulation by U.S., Canadian and other governmental authorities and agencies.  Such national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of our products.  The regulations applicable to our products may change as the currently limited number of approved controlled-release products increases and regulators acquire additional experience in this area.

United States Regulation

New Drug Application

We will be required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing by us, or our licensees.  New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures.  These procedures include (a) pre-clinical laboratory and animal toxicology tests; (b) scaling and testing of production batches; (c) submission of an Investigational New Drug Application (“IND”), and subsequent approval is required before any human clinical trials can commence; (d) adequate and well controlled replicate human clinical trials to establish the safety and efficacy of the drug for its intended indication; (e) the submission of an NDA to the FDA; and (f) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of our manufacturing and testing facilities.  If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA’s ability to grant an approval if the application relied upon data which the applicant did not own.  We intend to generate all data necessary to support FDA approval of the applications we file.

Pre-clinical laboratory and animal toxicology tests may have to be performed to assess the safety and potential efficacy of the product.  The results of these pre-clinical tests, together with information regarding the methods of manufacture of the products and quality control testing, are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials.  Once the IND notice period has expired, clinical trials may be initiated, unless an FDA hold on clinical trials has been issued.

Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators who are experienced in conducting studies under “Good Clinical Practice” guidelines.  Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated.  Each protocol is submitted to the FDA and to an Institutional Review Board prior to the commencement of each clinical trial.  Clinical studies are typically conducted in three sequential phases, which may overlap.  In Phase I, the initial introduction of the product into human subjects, the compound is tested for absorption, safety, dosage, tolerance, metabolic interaction, distribution, and excretion.  Phase II involves studies in a limited patient population with the disease to be treated to (1) determine the efficacy of the product for specific targeted indications, (2) determine optimal dosage and (3) identify possible adverse effects and safety risks.  In the event Phase II evaluations demonstrate that a pharmaceutical product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test its safety within an expanded patient population at geographically dispersed clinical study sites.  Periodic reports on the clinical investigations are required.

We, or the FDA, may suspend clinical trials at any time if either party believes the clinical subjects are being exposed to unacceptable health risks.  The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of a pharmaceutical product.

Abbreviated New Drug Application

In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled-release dosages, an ANDA may be filed in lieu of filing an NDA.  Under the ANDA procedure, the FDA waives the requirement to submit complete reports of pre-clinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data, that is, demonstration that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time.  The ANDA procedure is available to us for a generic version of a drug product approved by the FDA.  In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the “Listed Drug”) when the change is one authorized by statute.  Permitted variations from the Listed Drug include changes in: (1) route of administration, (2) dosage form, (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product.  The FDA must approve the petition before the ANDA may be submitted.  An applicant is not permitted to petition for any other kinds of changes from listed drugs.  The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product’s safety or effectiveness.  The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

Patent Certification and Exclusivity Issues

ANDAs are required to include certifications with respect to any third party patents that claim the Listed Drug or that claim a use for the Listed Drug for which the applicant is seeking approval.  If applicable third party patents are in effect and this information has been submitted to the FDA, the FDA must delay approval of the ANDA until the patents expire.  If the applicant believes it will not infringe the patents, it can make a patent certification to the holder of patents on the drug for which a generic drug approval is being sought, which may result in patent infringement litigation which could delay the FDA approval of the ANDA for up to 30 months.  If the drug product covered by an ANDA were to be found by a court to infringe another company’s patents, approval of the ANDA could be delayed until the patents expire.  Under the Food Drug and Cosmetic Act (“FDC”), the first filer of an ANDA with a “non-infringement” certification is entitled to receive 180 days of market exclusivity.  Subsequent filers of generic products would be entitled to market their approved product six months after the earlier of the first commercial marketing of the first filer’s generic product or a successful defense of a patent infringement suit.

The 180-day exclusivity period can be forfeited if the first applicant withdraws its application or the USFDA considers the application to have been withdrawn, the first application amends or withdraws IV Certification for all patents qualifying for 180 day exclusivity, or failure of the first applicant to obtain tentative approval within 30 months after the date filed unless failure due to change in review requirements.  The preservation of the 180 day exclusivity period related to the first-to-file status of a drug not approved within 30 months after the date filed, generally requires that an application be made to the USFDA for extension of the time period where the delay has been due to change in the review requirements for the drug.  The approval of the continued first-to-file status in such circumstances is subject to the discretion of the USFDA.  There can be no assurance that the USFDA would accede to such a request if made.

Patent expiration refers to expiry of U.S. patents (inclusive of any extensions) on drug compounds, formulations and uses.  Patents outside the United States may differ from those in the United States.  Under U.S. law, the expiration of a patent on a drug compound does not create a right to make, use or sell that compound.  There may be additional patents relating to a person’s proposed manufacture, use or sale of a product that could potentially prohibit such person’s proposed commercialization of a drug compound.

The FDC contains non-patent market exclusivity provisions that offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply.  Exclusivity refers to the fact that the effective date of approval of a potential competitor’s ANDA to copy the pioneer drug may be delayed or, in certain cases, an ANDA may not be submitted until the exclusivity period expires.  Five years of exclusivity are granted to the first approval of a “new chemical entity”.  Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval.  For example, a new indication for use, or a new dosage strength of a previously approved product, may be entitled to exclusivity, but only with respect to that indication or dosage strength.  Exclusivity only offers protection against a competitor entering the market via the ANDA route, and does not operate against a competitor that generates all of its own data and submits a full NDA.

If applicable regulatory criteria are not satisfied, the FDA may deny approval of an NDA or an ANDA or may require additional testing.  Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market.  The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized.  Non-compliance with applicable requirements can result in additional penalties, including product seizures, injunction actions and criminal prosecutions.

Canadian Regulation

The requirements for selling pharmaceutical drugs in Canada are substantially similar to those of the United States described above.

Investigational New Drug Application

Before conducting clinical trials of a new drug in Canada, we must submit a Clinical Trial Application (“CTA”) to the Therapeutic Products Directorate (“TPD”).  This application includes information about the proposed trial, the methods of manufacture of the drug and controls, pre-clinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug, and information on any previously executed clinical trials with the new drug.  If, within 30 days of receiving the application, the TPD does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug.  The phases of clinical trials are the same as those described above under “United States Regulation – New Drug Application”.

New Drug Submission

Before selling a new drug in Canada, we must submit a New Drug Submission (“NDS”) or Supplemental New Drug Submission (“sNDS”) to the TPD and receive a Notice of Compliance (“NOC”) from the TPD to sell the drug.  The submission includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of bio-pharmaceutics and clinical trials as appropriate, the intended indications for which the new drug may be prescribed and the effectiveness of the new drug when used as intended.  The TPD reviews the NDS or sNDS.  If the submission meets the requirements of Canada’s Food and Drugs Act and Regulations, the TPD will issue an NOC for the new drug.

Where the TPD has already approved a drug for sale in controlled-release dosages, we may seek approval from the TPD to sell an equivalent generic drug through an Abbreviated New Drug Submission (ANDS).  In certain cases, the TPD does not require the manufacturer of a proposed drug that is claimed to be equivalent to a drug that has already been approved for sale and marketed, to conduct clinical trials; instead, the manufacturer must satisfy the TPD that the drug is bioequivalent to the drug that has already been approved and marketed.

The TPD may deny approval or may require additional testing of a proposed new drug if applicable regulatory criteria are not met.  Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market.  Contravention of Canada’s Food and Drugs Act and Regulations can result in fines and other sanctions, including product seizures and criminal prosecutions.

Proposals have recently been made that, if implemented, would significantly change Canada’s drug approval system.  In general, the recommendations emphasize the need for efficiency in Canadian drug review.  Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Union countries.  There is no assurance, however, that such changes will be implemented or, if implemented, will expedite the approval of new drugs.

The Canadian government has regulations which can prohibit the issuance of an NOC for a patented medicine to a generic competitor, provided that the patentee or an exclusive licensee has filed a list of its Canadian patents covering that medicine with the Minister of Health and Welfare.  After submitting the list, the patentee or an exclusive licensee can commence a proceeding to obtain an order of prohibition directed to the Minister prohibiting him or her from issuing an NOC.  The minister may be prohibited from issuing an NOC permitting the importation or sale of a patented medicine to a generic competitor until patents on the medicine expire or the waiver of infringement and/or validity of the patent(s) in question is resolved by litigation in the manner set out in such regulations.  There may be additional patents relating to a company’s proposed manufacture, use or sale of a product that could potentially prohibit such company’s proposed commercialization of a drug compound.

Certain provincial regulatory authorities in Canada have the ability to determine whether the consumers of a drug sold within such province will be reimbursed by a provincial government health plan for that drug by listing drugs on formularies.  The listing or non-listing of a drug on provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces.

Additional Regulatory Considerations

Sales of our products by our licensees outside the United States and Canada are subject to regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which vary widely from country to country.

Under the U.S. Generic Drug Enforcement Act, ANDA applicants (including officers, directors and employees) who are convicted of a crime involving dishonest or fraudulent activity (even outside the FDA regulatory context) are subject to debarment.  Debarment is disqualification from submitting or participating in the submission of future ANDAs for a period of years or permanently.  The Generic Drug Enforcement Act also authorizes the FDA to refuse to accept ANDAs from any company which employs or uses the services of a debarred individual.  We do not believe that we receive any services from any debarred person.

In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry.  We believe that we are in compliance in all material respects with such regulations as are currently in effect.

Competition

We are engaged in a business characterized by extensive research efforts, rapid technological developments and intense competition. Our competitors include pharmaceutical, biotechnology and other companies, universities and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals and existing pharmaceuticals, some of which may compete with our present or future products.

Our drug delivery technologies will compete with existing drug delivery technologies, as well as new drug delivery technologies that may be developed or commercialized in the future. Any of these drugs and drug delivery technologies may receive government approval or gain market acceptance more rapidly than our product candidates. As a result, our product candidates may become noncompetitive or obsolete.

We believe that our ability to successfully compete will depend on, among other things,  the efficacy, safety and reliability of our product candidates,  the timing and scope of regulatory approval, the speed at which we develop product candidates, our ability to manufacture and sell commercial quantities of a product to the market,  product acceptance by physicians and other professional health care providers, the quality and breadth of our technology, the skills of our employees and our ability to recruit and retain skilled employees, the protection of our intellectual property, and the availability of substantial capital resources to fund development and commercialization activities.

Employees

On November 30, 2009, we had 23 full-time employees, which is a decrease from the 32 employees we had on November 30, 2008.  Our employees are not governed by a collective agreement. We have not experienced a work stoppage and believe our employee relations are satisfactory.

Strategic Alliances

We currently have three active drug development agreements in place.  Typical material terms are subject to negotiation and may include:

•	identification and specification of a target drug product and a development timetable;

•	a license to the client for the technology actually used in the delivery formulation;

•	a payment at the time of execution;

•
milestone payments for the successful accomplishment of key objectives, such as initiation of or successful bioavailability/bioequivalence or clinical studies, successful scale-up/manufacture to submission batch size, regulatory filing or approval;

•	bonuses for being first or early to make a regulatory filing or obtain regulatory approval;

•	royalties or share of profits from commercial sales; and

•	technology reversion clauses which operate to return all rights in the delivery technologies to us when projects or commercial sales are terminated.

Facilities

On October 1, 2004, we entered into a 5-year lease agreement for a 25,000 square foot facility at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2, at approximately $100,000 per year.  The lease was renewed for a one year term on October 1, 2009, which expires on October 1, 2010 with an option to renew.  We intend to renew the lease.  We use our facilities as a laboratory, office space, and current Good Manufacturing Practices (“cGMP”) scale-up and small to medium-scale manufacturing.

In the second quarter of 2006, we completed renovation and construction of our administrative facilities and cGLP research laboratories and construction of a cGMP manufacturing plant for solid oral dosage forms at our 30 Worcester Road facility in Toronto.  The cost of the build-out and equipping of our administrative, laboratory and manufacturing facility was approximately $1,685,000, with approximately $810,000 for plant and $950,000 for equipment.  The facility now consists of approximately 4,900 sq. ft.  for administrative space, 4,300 sq. ft. for R&D, 9,200 sq. ft. for manufacturing, and 3,000 sq. ft. for warehousing.

We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.

CODE OF CONDUCT

The Code of Business Conduct and Ethics have been implemented. These may be viewed on our website at www.intellipharmaceutics.com or at www.sedar.com.  During the year ended November 30, 2009, no waivers or requests for exemptions from the Code of Conduct were either requested or granted.

RISK FACTORS

Prospects for companies in the pharmaceutical industry generally may be regarded as uncertain given the research and development nature of the industry and, accordingly, investments in companies such as ours should be regarded as very speculative.   An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this annual information form.  The list of risks and uncertainties described below is not an exhaustive list.  Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business.  If any one or more of the following risks occur, our business, financial condition and results of operations could be seriously harmed.  Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline.  If any of the following risks actually occurs, our business, operating results, or financial condition could be materially adversely affected.

Our activities entail significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which may be applicable to us.

Risks related to our Company

We may require additional funds in our business that may be difficult to obtain when needed or on terms acceptable to us.

As of November 30, 2009, we had a cash balance of U.S.$8.0 million.  As of January 31, 2010, our cash balance was U.S.$5.3 million. In the future, we will require substantial future capital in order to continue to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities that may be difficult or impossible to obtain when needed or on terms acceptable to us.

In order to secure financing, if it is even available, it is likely that we would need to sell additional common shares or financial instruments that are exchangeable for or convertible into common shares  and/or enter into development, distribution and/or licensing relationships, to fund all or a part of particular programs. Any future debt financing arrangements we enter into would likely contain restrictive covenants that would impose significant operating and, if any, financial restrictions on us.

Our ability to obtain funding will depend in part upon prevailing capital market conditions and our business performance. Any additional financing may not be obtained at favorable terms, if at all. Any future equity financing may also be dilutive to existing shareholders. If we cannot obtain adequate funding on reasonable terms, we may terminate or delay clinical trials for one or more of our product candidates, curtail significant product development programs that are designed to identify new product candidates, and/or sell or assign rights to our technologies, products or product candidates.

We have a history of losses.

We commenced operations in 2002 and have incurred losses through November 30, 2009.  As at November 30, 2009, we had an accumulated deficit of U.S.$13.3 million.  For the year ended November 30, 2009 we had a loss of U.S.$1.8 million.  Our losses for the fiscal periods ended December 31, 2008, 2007, 2006, and 2005 were U.S.$3.8 million, U.S.$1.3 million, U.S.$1.3 million, and U.S.$2.5 million, respectively.  These historical financial losses and financial condition could make it more difficult for us to obtain financing in the future or could reduce the value the market places on our common shares.

As we engage in the development of products in our pipeline, we will continue to incur losses.  There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow.  Our ultimate success will depend on whether our drug formulations receive the approval of the FDA or other applicable regulatory agencies needed to commercially market them and if we will be able to successfully market approved products.  We cannot be certain that we will be able to receive FDA approval for any of our drug formulations, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

We are dependent on key personnel.

We are dependent upon the scientific expertise of Dr. Isa Odidi, Chairman and Chief Executive Officer, and Dr. Amina Odidi, President, and Chief Operating Officer.  Although we now employ, and will in the future continue to employ, other qualified scientists, only Drs. Isa and Amina Odidi have the advanced knowledge, know-how and track record of having successfully developed controlled-release products for other companies.

The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, on our ability to successfully integrate large number of new employees into our corporate culture, and on our ability to develop and maintain important relationships with leading research and medical institutions and key distributors.  Competition for these types of personnel and relationships is intense, and the failure to obtain and retain such personnel could have material adverse consequences.

Our intellectual property may not provide meaningful protection for our product candidates.

We hold U.S. and foreign patents and have pending applications for additional patents.  We intend to continue to seek patent protection for, or maintain as trade secrets, all of the commercially promising drug delivery platforms and technologies that we have discovered, developed or acquired.  Our success depends, in part, on our ability, and our collaborative partners’ ability, to obtain and maintain patent protection for new product candidates, maintain trade secret protection and operate without infringing the proprietary rights of third parties.  As with most pharmaceutical companies, our patent position is highly uncertain and involves complex legal and factual questions.  Without patent and other similar protection, other companies could offer substantially identical products for sale without incurring the sizeable development costs that we have incurred.  Our ability to recover these expenditures and realize profits upon the sale of products could be diminished.  The process of obtaining patents can be time-consuming and expensive, with no certainty of success.  Even if we spend the necessary time and money, a patent may not be issued or it may insufficiently protect the technology it was intended to protect.  We can never be certain that we were first to develop the technology or that we were the first to file a patent application for the particular technology because of the time that elapses between patent filing and publication, and because publications in the scientific or patent literature lag behind actual discoveries.  If our pending patent applications are not approved for any reason, or if we are unable to receive patent protection for additional proprietary technologies that we develop, the degree of future protection for our proprietary technology will remain uncertain.  Furthermore, third parties may independently develop similar or alternative technologies, duplicate some or all of our technologies, design around our patented technologies or challenge our issued patents.  Such third parties may have filed patent applications, or hold issued patents, relating to products or processes competitive with those we are developing.  The patents of our competitors may impair our ability to do business in a particular area.  Our success will depend, in part, on our ability to obtain patents, protect trade secrets and other proprietary information and operate without infringing on the proprietary rights of others.

We operate in a highly litigious environment.

The cost of commencing or defending litigation, if necessary, could be significant and could significantly drain our limited financial resources and disrupt our business operations.  While there is no litigation pending or threatened against us other than as described under “– Legal Proceedings and Other Regulatory Actions”, litigation to which we may be subjected could relate to, among other things, our patent and other intellectual property rights, licensing arrangements with other persons, product liability and financing activities.  Such litigation could include an injunction against the manufacture or sale of a product or potential product or a significant monetary judgment, including a possible punitive damages award, or a judgment that certain of our patent or other intellectual property rights are invalid or unenforceable or infringe the intellectual property rights of others.  If such litigation is commenced, our  business, results of operations, financial condition and cash flows could be materially adversely affected.

There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights.  When we file an ANDA for a bioequivalent version of a drug, we may, in some circumstances, be required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted.  Approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent holder and the holder of the branded product.  A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice.  Such a challenge would prevent FDA approval for a period which ends 30 months after the receipt of notice, or sooner if an appropriate court rules that the patent is invalid or not infringed.  From time to time, in the ordinary course of business, we face such challenges and may continue to do so in the future.

We have a reliance on key proprietary information.

We rely on trade secrets, know-how and other proprietary information as well as requiring our employees and other vendors and suppliers to sign confidentiality agreements.  However, these confidentiality agreements may be breached, and they may not have adequate remedies for such breaches.  Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology.  Third parties may otherwise gain access to our proprietary information and adopt it in a competitive manner.

We cannot ensure the availability of raw materials.

Certain raw materials, which may be necessary for the development and subsequent commercial manufacturing of future products, may be proprietary products of other companies.  We attempt to manage the risk associated with such proprietary raw materials by the imposition of favourable contractual provisions in supply contracts, by prudent management of inventories and by the continued search for alternative authorized suppliers of such materials or their equivalents. If this fails, or if there is a material shortage, contamination, and/or recall of such materials, the resulting scarcity could adversely affect our ability to develop or manufacture our products.

The FDA requires identification of raw material suppliers in applications for approval of drug products. If raw materials were unavailable from a specified supplier or if the supplier does not give us access to its technical information in respect of our application or the supplier was not in compliance with FDA or other applicable requirements, the FDA approval of a new supplier could delay the manufacture of the drug involved. As a result, there is no guarantee we will always have timely and sufficient access to a required raw material or other product.  Any inability to obtain raw materials on a timely basis, or any significant price increases which cannot be passed on to customers, could have a material adverse effect on our business results of operations, financial condition and cash flows could be materially adversely affected.

Many third-party suppliers are subject to governmental regulation and, accordingly, we are dependent on the regulatory compliance of these third parties.  We also depend on the strength, enforceability and terms of our various contracts with our third-party suppliers.

Our products may not be successfully commercialized.

Successful development of our products is highly uncertain and is dependent on numerous factors, many of which are beyond our control.  Products that appear promising in research or early phases of development may fail to reach later stages of development or the market for several reasons including:

•	for ANDA candidates, bioequivalence studies results may not meet regulatory requirements for the demonstration of bioequivalence;

•	for NDA candidates, a product may not demonstrate acceptable clinical trial results, even though it demonstrated positive pre-clinical trial results;

•	for NDA candidates, a product may not be effective in treating a specified condition or illness;

•	a product may have harmful side effects on humans;

•
products may fail to receive the necessary regulatory approvals from the FDA or other regulatory bodies, or there may be delays in receiving such approvals.  Among other things, such delays may be caused by slow enrolment in clinical studies, extended lengths of time to achieve study endpoints, additional time requirements for data analysis, discussions with the FDA, FDA requests for additional pre-clinical or clinical data, or unexpected safety, efficacy or manufacturing issues;

•	difficulties may be encountered in formulating products, scaling up manufacturing processes or in getting approval for manufacturing;

•	manufacturing costs, pricing or reimbursement issues, other competitive therapeutics, or other commercial factors may make the product uneconomical; and

•	the proprietary rights of others, and their competing products and technologies, may prevent the product from being developed or commercialized.

Success in pre-clinical and early clinical trials does not ensure that large-scale clinical trials will be successful.  As well, for ANDA candidates, success in preliminary studies does not ensure the pivotal (submission) bioequivalence studies will be successful.  Results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals.  The length of time necessary to complete bioequivalence studies or clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict.

Factors affecting our R&D expenses include, but are not limited to, the number of, and the outcomes of, bioequivalence studies currently being conducted by us and/or our collaborators.  For example, our R&D expenses may increase based on the number of bioavailability/bioequivalence studies or clinical trials being conducted by us and/or our collaborators during a certain period.

As a result, there can be no assurance that any of our  products currently in development will ever be successfully commercialized.

Near-term revenues depend significantly on the success of our lead product, our once-daily dexmethylphenidate XR generic.

We have invested significant time and effort in the development of our lead product, our once-daily dexmethylphenidate XR generic. It has not yet received regulatory approval, although it remains our most advanced product. There can be no assurance that this product will receive regulatory approval. We anticipate that in the near term our ability to generate significant revenues will depend in part on the regulatory approval and successful commercialization of this product in the United States, where the branded Focalin XR product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development.

We depend significantly on the actions of our development partner, Par, in the prosecution to regulatory approval and commercialization of our once-daily dexmethylphenidate XR generic.

An application for approval to commercialize our once-daily dexmethylphenidate XR generic has been filed and is pending before the FDA. Patent litigation in the ordinary course has been commenced by certain parties as described under “– Legal Proceedings and Other Regulatory Actions”. The carriage, pacing and cost of this litigation, and the ability to enter into settlement discussions and to settle the litigation, are borne by Par. While the interests of the Company and Par as regards this product are generally aligned, Par may enter into a settlement of the litigation which delays or restricts the revenues which we anticipate this product may generate.

Our significant expenditures on research and development may not lead to successful product introductions.

We conduct research and development primarily to enable us to manufacture and market pharmaceuticals in accordance with FDA regulations.  We are required to obtain FDA approval before marketing our drug products. The FDA approval process is costly and time consuming. Typically, research expenses related to the development of innovative compounds and the filing of NDAs are significantly greater than those expenses associated with ANDAs.  As we continue to develop new products, our research expenses will likely increase.  Because of the inherent risk associated with research and development efforts in our industry, particularly with respect to new drugs, our research and development expenditures may not result in the successful introduction of FDA approved new pharmaceuticals.

We may not have the ability to develop or license, or otherwise acquire, and introduce new products  on a timely basis.

Product development is inherently risky, especially for new drugs for which safety and efficacy have not been established and the market is not yet proven.  Likewise, product licensing involves inherent risks including uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with regard to terms such as license scope or termination rights.  The development and commercialization process, particularly with regard to new drugs, also requires substantial time, effort and financial resources. The process of obtaining FDA or other regulatory approval to manufacture and market new and generic pharmaceutical products is rigorous, time consuming, costly and largely unpredictable.  We, or a partner, may not be successful in obtaining FDA or other required regulatory approval or in commercializing any of the products that we are developing or licensing.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for and make public statements regarding our expected timing of meeting the objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. The actual timing of these forward looking events can vary dramatically due to factors such as delays or failures in our clinical trials or bioequivalence studies, the need to develop additional data required by regulators as a condition of approval, the uncertainties inherent in the regulatory approval process, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties with whom we have contractual arrangements, to fulfill, in whole or in part, their contractual obligations towards us.

Our products may not achieve expected levels of market acceptance.

Even if we are able to obtain regulatory approvals for our proposed products, the success of those products will be dependent upon market acceptance.  Levels of market acceptance for any products to be marketed by us could be affected by several factors, including:

•	the availability of alternative products from competitors;

•	the prices of our products relative to those of our competitors;

•	the timing of our market entry;

•	the ability to market our products effectively at the retail level; and

•	the acceptance of our products by government and private formularies.

Some of these factors are not within our control, and our proposed products may not achieve expected levels of market acceptance.  Additionally, continuing and increasingly sophisticated studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others which can call into question the utilization, safety and efficacy of previously marketed products.  In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or other risk management programs such as the need for a patient registry.

We do not have experience in conducting clinical trials and submitting NDAs.

With respect to products that we develop that are not generic equivalents of existing brand-name drugs and thus do not qualify for the FDA’s abbreviated application procedures, we must demonstrate through clinical trials that these products are safe and effective for use. We have only limited experience in conducting and supervising clinical trials. The process of completing clinical trials and preparing an NDA may take several years and requires substantial resources. Our studies and filings may not result in FDA approval to market our new drug products and, if the FDA grants approval, we cannot predict the timing of any approval. There are substantial filing fees for NDAs that are not refundable if FDA approval is not obtained.

There is no assurance that our expenses related to NDAs and clinical trials will lead to the development of brand-name drugs that will generate revenues in the near future. Delays or failure in the development and  commercialization of our own branded products could have a material adverse effect on our results of operations, liquidity and financial condition.

We face risks and uncertainties inherent in conducting clinical trials.

There are a number of risks and uncertainties associated with clinical trials. The results of clinical trials may not be indicative of results that would be obtained from large scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. In addition, side effects experienced by the patients may cause delay of approval or limited profile of an approved product. Moreover, our clinical trials may not demonstrate sufficient safety and efficacy to obtain FDA approval.

Failure can occur at any time during the clinical trial process and, in addition, the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials, and product candidates in later clinical trials may fail to show the desired safety or efficacy despite having progressed successfully through earlier clinical testing. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing positive results in earlier clinical trials. In the future, the completion of clinical trials for our product candidates may be delayed or halted for many reasons, including:

•	delays in patient enrolment, and variability in the number and types of patients available for clinical trials;

•	regulators or institutional review boards may not allow us to commence or continue a clinical trial;

•	our inability, or the inability of our partners, to manufacture or obtain from third parties materials sufficient to complete our clinical trials;

•	delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical trial sites;

•	risks associated with trial design, which may result in a failure of the trial to show statistically significant results even if the product candidate is effective;

•	difficulty in maintaining contact with patients after treatment commences, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	safety issues, including adverse events associated with product candidates;

•	the failure of patients to complete clinical trials due to adverse side effects, dissatisfaction with the product candidate, or other reasons;

•	governmental or regulatory delays or changes in regulatory requirements, policy and guidelines; and

•	varying interpretation of data by the FDA or foreign regulatory agencies.

In addition, our product candidates could be subject to competition for clinical study sites and patients from other therapies under development by other companies which may delay the enrolment in or initiation of our clinical trials. Many of these companies have more significant resources than we do.

The FDA or foreign regulatory authorities may require us to conduct unanticipated additional clinical trials, which could result in additional expense and delays in bringing our product candidates to market. Any failure or delay in completing clinical trials for our product candidates would prevent or delay the commercialization of our product candidates. There is no assurance our expenses related to clinical trials will lead to the development of brand-name drugs which will generate revenues in the near future. Delays or failure in the development and commercialization of our own branded products could have a material adverse effect on our results of operations, liquidity, financial condition, and our growth prospects.

We have a reliance on third parties to conduct clinical trials.

We design the clinical trials for our product candidates, but rely on contract research organizations and other third parties to assist it in managing, monitoring and otherwise carrying out these trials, including with respect to site selection, contract negotiation and data management. We do not control these third parties and, as a result, they may not treat our clinical studies as their highest priority, or in the manner in which we would prefer, which could result in delays.

Although we rely on third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with our general investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. The FDA enforces good clinical practices through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our contract research organizations or our study sites fail to comply with applicable good clinical practices, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that, upon inspection, the FDA will determine that any of our clinical trials comply with good clinical practices. In addition, our clinical trials must be conducted with product manufactured under the FDA’s current Good Manufacturing Practices, or GMP, regulations. Our failure, or the failure of our contract manufacturers, if any, involved in the process, to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If third parties do not successfully carry out their duties under their agreements with us; if the quality or accuracy of the data they obtain is compromised due to failure to adhere to our clinical protocols or regulatory requirements; or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines; our clinical trials may not meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, such clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our product candidates.

Competition in the industry is intense, and developments by other companies could render our product candidates obsolete.

Many of our competitors, including medical technology companies, pharmaceutical or biotechnology companies, universities, government agencies, or research organizations, have substantially greater financial and technical resources and production and marketing capabilities than we have.  They also may have greater experience in conducting bioequivalence studies, pre-clinical testing and clinical trials of pharmaceutical products and obtaining FDA and other regulatory approvals.  Therefore, our competitors may succeed in developing technologies and products that are more effective than the drug delivery technology we are developing or that will cause our technology or products to become obsolete or non-competitive, and in obtaining FDA approval for products faster than we could.  These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. Even if we commence commercial sales of our products, we will be competing against the greater manufacturing efficiency and marketing capabilities of our competitors, areas in which we have limited or no experience.

In the past, we have relied on, and expect to continue to rely on, collaborative arrangements with third parties who provide manufacturing and/or marketing support for some or all of our product candidates.  Even if we find a potential partner, we may not be able to negotiate an arrangement on favourable terms or achieve results that we consider satisfactory.  In addition, such arrangements can be terminated under certain conditions and do not assure a product’s success.  We also face, and will continue to face, intense competition from other companies for collaboration arrangements with other pharmaceutical and biotechnology companies.

Although we believe that our ownership of patents for some of  our drug delivery products will limit direct competition with these products, we must also compete with established existing products and other promising technologies and other products and delivery alternatives that may be more effective than our products and proposed products.  In addition, we may not be able to compete effectively with other commercially available products or drug delivery technologies.

We have not yet received regulatory approval for any product that uses our drug delivery technologies.

Our drug delivery technologies can be quite complex, with many different components. The development required to take a technology from its earliest stages to its incorporation in a product that is sold commercially can take many years and cost a substantial amount of money. Significant technical challenges are common as products incorporating our technologies progress through development, particularly in the first product candidate incorporating a new technology.

Our Rexista product for an abuse-deterrent form of oxycodone is one such new technology. No product employing our abuse deterrent technology has received regulatory approval.  In addition, any particular technology such as our abuse-deterrent technology may not perform in the same manner when used with different therapeutic agents, and therefore this technology may not prove to be as useful or valuable as originally thought, resulting in additional development work.

If our efforts do not repeatedly lead to successful development of product candidates, we may not be able to grow our pipeline or to enter into agreements with marketing and distribution partners or collaborators that are willing to distribute or develop our product candidates. Delays or unanticipated increases in costs of development at any stage, or failure to solve a technical challenge, could adversely affect our operating results.

If third-party manufacturers of our product ingredients or products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

Although we manufacture clinical trial supplies in-house, we rely on third parties for the manufacturing of certain components and ingredients of our clinical trial materials and in particular, the active ingredients (APIs).  In addition, while we have the equipment and ability to manufacture drugs to a certain extent on a commercial scale, we may rely on third parties for commercial scale manufacturing.  Our reliance on contract manufacturers in these respects will expose us to the following risks, any of which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenues:

•
Contract manufacturers can encounter difficulties in achieving volume production, quality control and quality assurance,  or technology transfer, as well as with shortages of qualified personnel. Accordingly, a manufacturer might not be able to manufacture sufficient quantities to meet our clinical trial needs or to commercialize our products.

•
Contract manufacturers are required to undergo a satisfactory current GMP inspection prior to regulatory approval and are obliged to operate in accordance with FDA and other nationally mandated GMP, which govern manufacturing processes, stability testing, record keeping and quality standards. Any failure of these contract manufacturers to establish and follow GMP and to document their adherence to such practices may lead to significant delays in the availability of material for clinical studies, may delay or prevent filing or approval of marketing applications for our products or result in sanctions being imposed on us.

•
For some or all of our current product candidates we may initially rely on a single or a limited number of contract manufacturers. Changing these or future manufacturers may be difficult and the number of potential manufacturers is limited. Changing manufacturers generally requires re-validation of the manufacturing processes and procedures in accordance with FDA and other nationally mandated GMPs and may require prior regulatory approval. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all. Such re-validation may be costly and time-consuming and we could suffer important delays in advancing our product candidates in clinical trials or in supplying the commercial market with our products.

•
With respect to our products, our ability to reach full commercial scale manufacturing depends upon the ability of our own plant or a designated commercial scale contract manufacturer to be approved under such GMP. Reaching full commercial scale has a direct impact on our overall costs of goods, which, in turn, directly affects our operating margins. Any delay in obtaining GMP approval beyond the time we anticipate may have a negative impact on our operating margins and other financial results, as well as our ability to adequately supply the market with our product.

•	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

•	Our contract manufacturers may terminate or not renew our agreements based on their own priorities at a time that is costly or inconvenient for us.

Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, and corresponding state and foreign agencies to ensure strict compliance with GMP and other government regulations. While we may audit the performance of third-party contractors, we do not have complete control over our third-party manufacturers’ compliance with these regulations and standards. Failure by either our third-party manufacturers or by us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions, any of which could harm our business.

Under our collaboration and marketing and distribution arrangements, we may commit to supply these third parties with product. In the event that we are unable to fulfill such obligations as a result of a failure of our contract manufacturers, we may be in breach of our obligations under those arrangements.

Risks related to our Industry

Generic drug manufacturers will increase competition for certain products and may reduce our royalties.

Because part of our product development strategy involves the novel reformulation of existing drugs with active ingredients that are off-patent, our products are likely to face competition from generic versions of such drugs. Regulatory approval for generic drugs may be obtained without investing in costly and time-consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. If we face competition from manufacturers of generic drugs on products we may commercialize such as our once-daily Rexista oxycodone product, the prices at which such products are sold and the revenues we receive may be reduced.

Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payers.

Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like ours, and our commercial success will depend in part on whether appropriate reimbursement levels for the cost of our products and related treatments are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations and managed care organizations. Even if we succeed in bringing any of our products to market, third-party payers may not provide reimbursement in whole or in part for their use.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Some of our product candidates, such as our Rexista abuse-deterrent oxycodone product, are intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our products are less safe, less effective or less economical than those existing therapies or procedures. Therefore, third-party payers may not approve our products for reimbursement. We may be required to make substantial pricing concessions in order to gain access to the formularies of large managed-care organizations. If third party payers do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients may opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and our potential marketing and distribution partners’ ability to sell our products on a profitable basis.

We are subject to government regulation.

Governmental authorities in the United States and Canada regulate the research and development, testing and safety of pharmaceutical products.  The regulations applicable to our existing and future products may change.  Regulations require extensive clinical trials and other testing and government review and final approval before we can market our  products.  The cost of complying with government regulation can be substantial and may exceed our available resources causing delay or cancellation of our product introductions.

Some abbreviated application procedures for controlled-release drugs and other products, including those related to our  ANDA filings, are or may become the subject of petitions filed by brand-name drug manufacturers seeking changes from the FDA in the approval requirements for particular drugs as part of their strategy to thwart generic competition.  We cannot predict whether the FDA will make any changes to our abbreviated application requirements as a result of these petitions, or the effect that any changes may have on us. Any changes in FDA regulations may make it more difficult for us to file ANDAs or obtain approval of our ANDAs and generate revenues and thus may materially harm our business and financial results.

Any failure or delay in obtaining regulatory approvals could make it so that we are unable to market any products we develop and therefore affect our business, results of operations, financial condition and cash flows.  Even if approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries.  The time required to obtain any such approval may be longer than in the United States or Canada, which could cause the introduction of our products in other countries to be cancelled or materially delayed.

The manufacturing, distribution, processing, formulation, packaging, labelling and advertising of our products are subject to extensive regulation by federal agencies, including in the United States, the FDA, Drug Enforcement Administration, Federal Trade Commission, Consumer Product Safety Commission and Environmental Protection Agency, among others. We are also subject to state and local laws, regulations and agencies. Compliance with these regulations requires substantial expenditures of time, money and effort in such areas as production and quality control to ensure full technical compliance. Failure to comply with FDA and other governmental regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of the FDA’s review of NDAs or ANDAs, enforcement actions, injunctions and criminal prosecution.

We cannot accurately predict the outcome or timing of future expenditures that we may be required to make in order to comply with the federal, state, and local environmental, safety, and health laws and regulations that are applicable to our operations and facilities. We are also subject to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling, and disposal activities. We are subject periodically to environmental compliance reviews by environmental, safety, and health regulatory agencies. Environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws.

We are subject to environmental laws and regulations.

We may incur substantial costs to comply with environmental laws and regulations.  In addition, we may discover currently unknown environmental problems or conditions.  We are subject to extensive federal, state, provincial and local environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in, or result from, our operations.  Environmental laws or regulations (or their interpretation) may become more stringent in the future.

We are subject to currency rate fluctuations.

A large majority of our expenses are payable in Canadian dollars.  There may be instances where we have net foreign currency exposure.  Any fluctuations in exchange rates will impact our  reported financial results.

We are subject to product liability costs for which we may not have or will not be able to obtain adequate insurance coverage.

The testing and marketing of pharmaceutical products entails an inherent risk of product liability.  Liability exposures for pharmaceutical products can be extremely large and pose a material risk.  In some instances, we may be or may become contractually obligated to indemnify third parties for such liability.  Our business may be materially and adversely affected by a successful product liability claim or claims in excess of any insurance coverage that we may have.

While we currently have, and in some cases are contractually obligated to maintain, insurance for our business, property and  our products as they are administered in bioavailability/bioequivalence studies, first- and third-party insurance is increasingly costly and narrow in scope.  Therefore, we may be unable to meet such contractual obligations or we may be required to assume more risk in the future.  If we are subject to third-party claims or suffer a loss or damage in excess of our insurance coverage, we may be required to bear that risk in excess of our insurance limits.  Furthermore, any first or third-party claims made on our insurance policy may impact our ability to obtain or maintain insurance coverage at reasonable costs or at all in the future.

Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

Our research and development activities involve the use of hazardous materials, including chemicals and biological materials, and are subject to Canadian federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. However, accidental injury or contamination from these materials may occur. In the event of an accident, we could be held liable for any damages, which could exceed our available financial resources. In addition, we may be required to incur significant costs to comply with environmental laws and regulations in the future.

We have limited sales, marketing and distribution experience.

We have  limited experience in the sales, marketing, and distribution of pharmaceutical products.  There can be no assurance that if required, we would be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts would be successful.  If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

Our  significant shareholders will have the ability to control certain corporate actions.

Our principal shareholder is a privately-held company controlled by Drs. Amina and Isa Odidi, and owns approximately 55% of our issued and outstanding shares.  As a result, the principal shareholders will have the ability to control all matters submitted to our shareholders for approval that are not subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our shares, in person or by proxy.  The controlling shareholder will have the ability to control matters submitted to our shareholders requiring approval of the majority of holders of our Shares including the election and removal of directors.

Our operations may be adversely affected by risks associated with international business.

We may be subject to certain risks that are inherent in an international business. These include:

•	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

•	tariffs, customs, duties, and other trade barriers;

•	difficulties in managing foreign operations and foreign distribution partners;

•	longer payment cycles and problems in collecting accounts receivable;

•	fluctuations in currency exchange rates;

•	political risks;

•	foreign exchange controls that may restrict or prohibit repatriation of funds;

•	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

•	seasonal reductions in business activity in certain parts of the world; and

•	potentially adverse tax consequences.

Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

Our effective tax rate may vary.

Various internal and external factors may have favourable or unfavourable effects on our future effective tax rate.  These factors include but are not limited to changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, future levels of R&D spending, the availability of tax credit programs for the reimbursement of all or a significant proportion of R&D spending, and changes in overall levels of pre-tax earnings.  Our corporate structure was designed in part to ensure that we qualify for certain substantial tax credits in Canada.  In particular, at present, we take advantage of favourable tax treatment in Canada for certain research work pertaining to our drug delivery technologies and drug products in research stages.  If those Canadian tax laws as pertain to such research were substantially negatively altered or eliminated, or if our applications for tax credits are refused, it would have a material adverse effect upon our financial results.

Risks related to our Common Shares

Our share price has been highly volatile and our shares could suffer a further decline in value.

The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	sales of our common shares, including in connection with further financings;

•	announcements regarding new or existing corporate partnerships;

•	announcements by us of significant acquisitions, joint ventures, or capital commitments;

•	actual or anticipated period-to-period fluctuations in financial results;

•	clinical and regulatory development regarding our product candidates;

•	litigation or threat of litigation;

•	failure to achieve, or changes in, financial estimates by securities analysts;

•	comments or opinions by securities analysts or members of the medical community;

•	announcements regarding new or existing products or services or technological innovations by us or our competitors;

•	conditions or trends in the pharmaceutical, biotechnology, and life science industries;

•	additions or departures of key personnel or directors;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume; and

•	developments regarding our patents or other intellectual property or that of our competitors.

In addition, the stock market in general and the market for drug development companies have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities, and the diversion of management’s attention and resources.

We may not achieve projected development goals in the time frames announced and expected.

From time to time, we may set goals for and make public statements regarding timing of the accomplishment of objectives material to our success.  The actual timing of these event can vary dramatically due to a number of factors such as delays or failures in clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, and delays in achieving product developments, manufacturing, or marketing milestones necessary to commercialize products.  There can be no assurance that any clinical trials that are necessary for regulatory approvals will be completed, that we will make regulatory submissions, or receive regulatory approvals.  If we fail to achieve one or more milestones as planned, the price of our shares could decline.

No history or foreseeable prospect of cash dividends.

We have not paid any cash dividends on our shares and do not intend to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Dividend payments in the future may also be limited by other loan agreements or covenants contained in other securities which we may issue.  Any future determination to pay cash dividends will be at the discretion of our board of directors and depend on our financial condition, results of operations, capital and legal requirements and such other factors as our board of directors deems relevant.

There may not be an active, liquid market for our common shares.

There is no guarantee that an active trading market for our common shares will be maintained on the NASDAQ Capital Market (“NASDAQ”) or the Toronto Stock Exchange (“TSX”). Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

Future issuances of our shares could adversely affect the trading price and could result in substantial dilution to shareholders.

We may need to issue substantial amounts of our common shares in the future.  To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment. In addition to our common shares issuable in connection with the exercise of our outstanding warrants, our employees, and directors will hold rights to acquire substantial amounts of our common shares.  In order to obtain future financing if required, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares.  Also, in order to provide incentives to employees and induce prospective employees and consultants to work for us, we may offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.  Future issuances of shares could result in substantial dilution to shareholders.  Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline.  In addition, the existence of common share purchase warrants may encourage short selling by market participants.

Also, in order to provide incentives to current employees and directors and induce prospective employees and consultants to work for us, we have granted options and intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.  These activities could result in substantial dilution to all our shareholders.  Capital raising activities and dilution associated with such activities could cause our share price to decline.

We may in the future issue preference shares which could adversely affect the rights of holders of our common shares and the value of such shares.

Our board of directors has the ability to authorize the issue of an unlimited number of preference shares in series, and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the holders of our common shares.

 Although we have no preference shares issued and outstanding, preference shares issued in the future could adversely affect the rights and interests of holders of our common shares.

Our shares could experience market price and volume volatility.

Our shares may continue to experience, significant volume and price volatility. This volatility could reduce the future market price of our shares, regardless of our operating performance. In addition, both the volume and the trading price of our shares could change significantly over short periods of time in response to, among other things, actual or anticipated variations in quarterly operating results, announcements by us, and/or changes in national or regional economic conditions, making it more difficult for our shares to be sold at a favourable price or at all.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares.  Any sales by existing shareholders or holders of options or warrants may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We may not continue to be listed on the TSX.

Failure to maintain the applicable listing requirements of the TSX could result in our common shares being delisted from the TSX.  The TSX will normally consider the delisting of securities if, in the opinion of the exchange, it appears that the public distribution, price, or trading activity of the securities has been so reduced as to make further dealings in the securities on TSX unwarranted.  Specifically, participating securities may be delisted from the TSX if, among other things, the market value of our common shares is less than $3,000,000 over any period of 30 consecutive trading days.  In such circumstances, the TSX may place an issuer under a delisting review pursuant to which we would be reviewed under the TSX’s remedial review process and typically be granted 120 days to comply with all requirements for continued listing.   If the market price of our common shares declines further or we are unable to maintain other listing requirements, the TSX could commence a remedial review process that could lead to the delisting of our common shares from the TSX.  Further, if we complete a sale, merger, acquisition, or alternative strategic transaction, we will have to consider if the continued listing of our common shares on the TSX is appropriate, or possible.

If our common shares are no longer listed on the TSX, they may be eligible for listing on the TSX Venture Exchange.  In the event that we are not able to maintain a listing for our common shares on the TSX or the TSX Venture Exchange, it may be extremely difficult or impossible for shareholders to sell their common shares in Canada.  Moreover, if we are delisted and obtain a substitute listing for our common shares on the TSX Venture Exchange, our common shares will likely have less liquidity and more price volatility than experienced on the TSX.  Shareholders may not be able to sell their common shares on any such substitute exchange in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from TSX, the price of our common shares is likely to decline.

We may not meet NASDAQ’s continued listing requirements.

Failure to meet the applicable quantitative and/or qualitative maintenance requirements of NASDAQ could result in our common shares being delisted from the NASDAQ Capital Market.  For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than U.S.$1.00 per share (the “Minimum Bid Price Rule”).  If the bid price falls below the U.S.$1.00 minimum for more than 30 consecutive trading days, we will normally have 180 days to satisfy the U.S.$1.00 minimum bid price, which must be maintained for a period of at least ten trading days in order to regain compliance.

If we are delisted from The NASDAQ Capital Market, our common shares may be eligible for trading on an over-the-counter market in the United States.  In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States.  Moreover, if we are delisted and obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than The NASDAQ Capital Market.  Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from The NASDAQ Capital Market, the price of our common shares is likely to decline.  In addition, a decline in the price of our common shares will impair our ability to obtain financing in the future.

Our shares are listed for trading in the United States and may become subject to the SEC’s penny stock rules.

Transactions in securities that are traded in the United States that are not traded on NASDAQ or on other securities exchange by companies, with net tangible assets of U.S.$5,000,000 or less and a market price per share of less than U.S.$5.00,  may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional investors:

•	must make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to a transaction prior to sale;

•
provide the purchaser with risk disclosure documents which identify risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As a result of these requirements, if our shares are at such time subject to the “penny stock” rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in these shares in the United States may be significantly limited. Accordingly, the market price of the shares may be depressed, and investors may find it more difficult to sell the shares.

As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer.

As a foreign private issuer under U.S. securities laws we are not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934 and therefore the publicly available information about us to U.S. shareholders may be different or more limited than if we were a U.S. domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the “real time” reporting and ‘‘short swing’’ profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Under the Section 16 reporting rules, these persons are generally required to file on EDGAR reports of transactions involving our common shares within two business days of such transaction. Under Canadian rules, our officers, directors and principal shareholders are generally required to file on SEDI (www.sedi.ca) reports of transactions involving our common shares within ten days of such transaction. Therefore, our shareholders may not know when our officers, directors and principal shareholders purchase or sell our common shares as timely as they would if we were a U.S. domestic issuer.  On April 30, 2010, a new insider reporting regime comes into effect in Canada, which accelerates the filing requirement from 10 calendar days to five calendar days effective after October 31, 2010.

We are exposed to risks if we are unable to comply with laws and future changes to laws affecting public companies, including the Sarbanes-Oxley Act of 2002, and also to increased costs associated with complying with such laws.

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes Oxley Act of 2002 (‘‘SOX’’) in the United States and the other applicable Canadian securities laws and regulation and related rules and policies, may cause us to incur increased costs based on the implications of new rules and respond to new requirements. Delays, or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations make it more expensive for us under indemnities provided by the Company to our officers and directors and may make it more difficult for us to obtain certain types of insurance, including liability insurance for directors and officers; as such, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, or as executive officers.

We may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause our general and administrative costs to increase beyond what we currently have planned. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

The Company is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with SOX section 404 and Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators. The results of this review are reported in our Annual Report on Form 40-F and in our Management’s Discussion and Analysis of Results of Operations and Financial Condition. Our registered public accounting firm is also required to report on the effectiveness of the Company’s internal control over financial reporting beginning in fiscal 2010.

Management’s review is designed to provide reasonable assurance, not absolute assurance that all material weaknesses existing within the Company’s internal controls are identified. Material weaknesses represent deficiencies existing in the Company’s internal controls that may not prevent or detect a misstatement occurring which could have a material adverse affect on the quarterly or annual financial statements of the Company. In addition, management cannot assure you that the remedial actions being taken by the Company to address any material weaknesses identified will be successful, nor can management assure you that no further material weaknesses will be identified within its internal controls over financial reporting in future years.

If the Company fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in the Company’s disclosures which could have a material adverse effect on the Company’s business, its financial statements, and the value of the Company’s common shares.

We may be classified as a “passive foreign investment company” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. investors.

The possible classification of our company as a PFIC could have significant and adverse tax consequences for U.S. holders of our common shares. It may be possible for U.S. holders of common shares to mitigate certain of these consequences by making a “qualified electing fund” election or a mark-to-market election.  A non-U.S. corporation generally will be a PFIC if, for a taxable year (a) 75% or more of the gross income of such corporation for such taxable year is passive income or (b) on average, 50% or more of the assets held by such corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if such non-U.S. corporation is not publicly traded and either is a “controlled foreign corporation” under Section 957(a) of the Code or makes an election).

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.  In addition, whether we will be a PFIC for the current taxable year and each subsequent taxable year depends on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty.  Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the IRS will not challenge any determination made by us concerning our PFIC status.

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of our shares will depend on whether such U.S. Holder makes an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. holder of our shares during any year in which we are a PFIC must file IRS Form 8621.

It may be difficult to obtain and enforce judgments against us because of our Canadian residency.

We will be governed by the laws of Canada.  Most of our directors and officers are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of our assets and the assets of such persons may be located outside of the United States.  As a result, it may be difficult for shareholders to effect service of process upon us or such persons within the United States or to realize in the United States on judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States.  In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal securities law against us, our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

DIVIDENDS

The Company has not paid, and has no current plans to pay, dividends on its common shares.  We currently intend to retain future earnings, if any, to finance the operations of our business.  Any future dividend policy will be determined by our board of directors, and will depend upon, among other factors, our earnings, if any, financial condition, capital requirements, any contractual restrictions with respect to the payment of dividends, the impact of the distribution of dividends on our financial condition, tax liabilities, and such economic and other conditions as our board of directors  may deem relevant.

CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2009 and January 30, 2010, 10,907,057  common shares and no preferred shares were issued and outstanding.

Common Shares

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.  Common shares of the Company are entitled to receive, as and when declared by the board of directors, dividends in such amounts as shall be determined by the board of directors.  The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

Preference Shares

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

Warrants

At November 30, 2009, there were 376,699 common shares issuable upon the exercise of outstanding  common share purchase warrants, with a current weighted average exercise price of U.S.$62.82 per common share.

Options

At November 30, 2009, there were 2,939,188 common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $6.48 per common share. Up to 1,090,706  additional common shares are reserved for issuance under our stock option plan.

From November 30, 2009 to the date of this annual information form, no options to purchase our common shares were granted, no options to purchase our common shares were exercised, 9,686 options to purchase our common shares expired, and no options to purchase our common shares were cancelled.

Prior Sales

During the financial year ended November 30, 2009, the Company issued the following securities, all of which were issued on October 22, 2009 in connection with the Arrangement and Merger Transaction at no cash consideration in exchange for previously issued securities of IPC Ltd. and Vasogen, as the case may be.

•	113,962 warrants issued in exchange for former Vasogen warrants and exercisable at U.S.$95.51 until November 14, 2011.

•	243,275 warrants issued in exchange for former Vasogen warrants and exercisable at U.S.$47.91 until May 24, 2012.

•	2,856,003 stock options issued in exchange for former IPC Ltd. stock options and former Vasogen stock options with exercise prices ranging from $3.34 to $1,149.13.

•	87,256 broker compensation options issued in exchange for former IPC Ltd. broker compensation options and exercisable at $6.55 until December 31, 2011.

•	16,884 broker warrants issued in exchange for former Vasogen broker warrants and exercisable at U.S.$95.51 until November 14, 2009. Expired unexercised.

•	19,462 broker warrants issued in exchange for former Vasogen broker warrants and exercisable at U.S.$57.76 until May 24, 2010.

MARKET FOR SECURITIES

Our common shares are currently listed on the Toronto Stock Exchange (the “TSX”) and quoted for trading on the NASDAQ Capital Market (“NASDAQ”) under the symbols “I” and “IPCI”, respectively.  Our shares began trading on October 22, 2009, when the transaction with Vasogen was completed.

The following table sets forth the monthly trading history from the time of listing through the fiscal year ended November 30, 2009, the reported high, low and closing prices (in Canadian dollars) and total volume traded of our common shares on the TSX and reported high, low and closing prices (in United States dollars) and total volume of our common shares traded on the NASDAQ Capital Market.

TSX					NASDAQ
Date	High	Low	Close	Volume Traded	High	Low	Close	Volume Traded
Oct-09 (partial)	$6.10	$2.37	$2.48	20,600	$5.00	$2.15	$2.20	102,661
Nov-09	$3.00	$1.52	$2.21	99,200	$2.90	$1.40	$2.25	311,429

ESCROWED SECURITIES

The following table sets out as of the date hereof the number of Common Shares which are held, to the Company’s knowledge, in escrow:

Designation of Class	Number of Securities held in Escrow	Percentage of Class

Common Shares (1)	4,498,314	41.2%

Notes:
(1)
These shares are held in escrow pursuant to the terms of an escrow agreement dated October 22, 2009 among the Company, CIBC Mellon Trust Company, as escrow agent, and Odidi Holdings Inc., which provides that the escrowed shares will be released from escrow as to 1,499,438 on each of April 22, 2010, October 22, 2010 and April 22, 2011.

DIRECTORS AND OFFICERS

The name and province/state of residence of each of our directors and officers as at the date hereof, the office presently held, principal occupation, and the year each director first became a director of the Company or its predecessor, IPC Ltd.,  are set out below. Each director is elected to serve until the next annual meeting of our shareholders or until his or her successor is elected or appointed. Officers are appointed annually and serve at the discretion of the board of directors (the “Board”).

Name and Province of Residence	Position held with the Company	Principal Occupation	Other Public Company Boards	Director Since
Dr. Isa Odidi Ontario, Canada	Chairman of the Board and Chief Executive Officer of the Company	Officer of the Company	None	September 2004
Dr. Amina Odidi Ontario, Canada	President, Chief Operating Officer and Director of the Company	Officer of the Company	None	September 2004
John Allport Ontario, Canada	Vice-President, Legal Affairs and Licensing and Director of the Company	Officer of the Company	None	September 2004

Name and Province of Residence	Position held with the Company	Principal Occupation	Other Public Company Boards	Director Since
Dr. Eldon R. Smith (1) Alberta, Canada	Director of the Company	President and CEO of Eldon R. Smith and Associates Ltd. and Professor Emeritus at the University of Calgary, Facultyof Medicine	Aston Hill Financial; Canadian Natural Resources Limited; Sernova Corp.; VentriPoint Inc.	October 2009
Bahadur Madhani(1) Ontario, Canada	Director of the Company	Chief Executive Officer of Equiprop Management Limited	None	March 2006
Kenneth Keirstead(1) New Brunswick, Canada	Director of the Company	Executive Manager of Lyceum Group	None	January 2006
Dr. Patrick Yat Ontario, Canada	Vice-President, Pharmaceutical Analysis and Chemistry of the Company	Officer of the Company	None
Graham Neil Ontario, Canada	Vice President, Finance and Chief Financial Officer of the Company	Officer of the Company	None

Notes:

(1)	Member of the Audit Committee.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years or in a similar capacity with a predecessor organization except for: (i) Graham Neil, who prior to October 2009 was Vice-President of Finance and Chief Financial Officer of Vasogen.

As of November 30, 2009, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 6,140,581 common shares, representing approximately 56% of the issued common shares of the Company.

In May of  2002, the British Columbia Securities Commission – and in July of 2002, the Alberta Securities Commission – each issued cease trade orders for shares in BioMax Technologies Inc. for failure to file financial statements. Dr. Smith was a Director and Vice Chairman of this company at the time. He subsequently resigned and subsequent to that date, the company was delisted for failure to file financial statements and the payment of penalties. The company has not declared bankruptcy and continues as a solvent private company.

On June 25, 2004, Mr. Keirstead filed a voluntary assignment in bankruptcy and was issued a discharge on September 23, 2006.

Conflicts of Interest

Certain of the directors and officers of the Company and its subsidiaries are also directors, officers and shareholders of other companies and conflicts may arise between their duties as directors or officers of the Company and its subsidiaries and as directors, officers or shareholders of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the Canada Business Corporations Act and the Company’s Code of Business Conduct and Ethics and those concerned are required to govern themselves in accordance with the obligations imposed upon them by law and such code.

AUDIT COMMITTEE

The Audit Committee of the Board monitors our financial activities, policies, and internal control procedures.  The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community, and others with respect to the Company’s financial statements, financial reporting process, systems of internal accounting and disclosure controls, performance of the external auditors, and risk assessment and management.  The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under the Audit Committee Charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it.

Audit Committee Charter

The text of the Audit Committee Charter is set out in Schedule “A” hereto.

Composition of the Audit Committee

Our Audit Committee is comprised of Kenneth Keirstead, Bahadur Madhani and Dr. Eldon Smith, each of whom is considered independent and financially literate (as such terms are defined under applicable Canadian securities legislation).  The members of the Audit Committee have selected a Chair from amongst themselves, being Mr. Madhani.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one "audit committee financial expert".  Additionally, under NASDAQ Marketplace Rule 4350(d)(2)(A), the NASDAQ requires that one member of the audit committee be financially sophisticated, meaning that they must have "past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities."  The Board has determined that Mr. Madhani qualifies as an Audit Committee financial expert under the SEC rules and as financially sophisticated under the NASDAQ rules.

Relevant Education and Experience

Kenneth Keirstead is educated in clinical biochemistry and business administration and has been a director of the Company since January 2006.  He has worked in the health care delivery and pharmaceutical industries for over 45 years.  He was President and CEO, Sanofi Winthrop Canada Inc.; General Manager, Squibb Medical Systems International; President, Chemfet International and President, Quinton Instruments among other positions.  Mr. Keirstead has published studies and reports on health care and related services topics.  Since 1998 Mr. Keirstead’s principal occupation has been as Executive Manager of the Lyceum Group, a Canadian consulting services company primarily active in the health care field, of which Mr. Keirstead is the founder.

Bahadur Madhani is an accountant by training and has been a director of the Company since March 31, 2006.  He was a member of the advisory board of Quebecor Ontario and former chairman of United Way of Toronto, former chair of YMCA of Greater Toronto and former chair of Nelson Mandela Children’s Fund Canada.  He was awarded membership in the Order of Canada in 2001.  Since 1983, Mr. Madhani’s principal occupation has been as President and CEO of Equiprop Management Limited, a Canadian property management company of which Mr. Madhani is the principal shareholder.  He is currently on the boards of the YMCA of Toronto and YMCA Canada.

Dr. Eldon Smith has been a director of the Company since October 2009.  He is president and CEO of Eldon R. Smith and Associates Ltd. a private healthcare consulting company.  He is also professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology.  Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.  Dr. Smith was appointed as an Officer of the Order of Canada in November 2005.  In October 2006, Dr. Smith was appointed by the Honourable Tony Clement, Minister of Health, to chair the Steering Committee responsible for developing a new Heart-Health strategy to fight heart disease in Canada.  Dr. Smith currently serves on the boards of Canadian Natural Resources Limited and Aston Hill Financial Inc.

Pre-Approval Policies and Procedures

The Audit Committee reviewed with the independent auditor (who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with Canadian and United States generally accepted accounting principles) their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditor the auditor’s independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor, and considered the compatibility of non-audit services with the auditor’s independence.

The Company’s independent auditor is accountable to the Board and to the Audit Committee. The Board, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public company is prohibited from performing certain non-audit services.  The Audit Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the Audit Committee Charter.  Under the terms of such policies and procedures, the Audit Committee has adopted a list of pre-approved services, including audit and audit-related services and tax services, and a list of prohibited non-audit services deemed inconsistent with an auditor’s independence.

The list of pre-approved services includes:

1.           Audit Services
•	Audits of the Company’s consolidated financial statements;

•	Statutory audits of the financial statements of the Company’s subsidiaries;

•	Reviews of the quarterly consolidated financial statements of the Company;

•
Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the SEC and OSC) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;

•	Special attest services as required by regulatory and statutory requirements;

•	Regulatory attestation of management reports on internal controls as required by the regulators; and

•
Consultations with the Company’s management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies (such as the FASB or CICA), or other regulatory or standard setting bodies.

2.           Audit-Related Services
•	Presentations or training on accounting or regulatory pronouncements;

•	Due diligence services related to accounting and tax matters in connection with potential acquisitions / dispositions; and

•	Advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company.

3.           Tax Services
a.  Compliance Services
•	Assistance with the preparation of corporate income tax returns and related schedules for the Company and its subsidiaries;

•	Assistance with the preparation of Scientific Research & Experimental Development investment tax credit claims and amended tax returns of the company; and

•	Assistance in responding to Canada Revenue Agency or Internal Revenue Service on proposed reassessments and other matters.

b.  Canadian & International Planning Services
•	Advice with respect to cross-border/transfer pricing tax issues;

•	Advice related to the ownership of corporate intellectual property in jurisdictions outside of Canada;

•
Assistance in interpreting and understanding existing and proposed domestic and international legislation, and the administrative policies followed by various jurisdictions in administering the law, including assisting in applying for and requesting advance tax rulings or technical interpretations;

•	Assistance in interpreting and understanding the potential impact of domestic and foreign judicial tax decisions;

•	Assistance and advising on routine planning matters; and

•
Assistance in advising on the implications of the routine financing of domestic and foreign operations, including the tax implications of using debt or equity in structuring such financing, the potential impact of non-resident withholding tax and the taxation of the repatriation of funds as a return of capital, a payment of a dividend, or a payment of interest.

c.  Commodity Tax Services
•	Assistance regarding GST/PST/Customs/Property Tax filings and assessments;

•	Commodity tax advice and compliance assistance with business reorganizations;

•	Advice and assistance with respect to government audits/assessments;

•	Advice with respect to other provincial tax filings and assessments; and

•	Assistance with interpretations or rulings.

The list of prohibited services includes:

•	Bookkeeping or other services related to the preparation of accounting records or financial statements;
•	Financial information systems design and implementation;
•	Appraisal or valuation services for financial reporting purposes;
•	Actuarial services for items recorded in the financial statements;
•	Internal audit outsourcing services;
•	Management functions;
•	Human resources;
•	Certain corporate finance and other services;
•	Legal services; and
•	Certain expert services unrelated to the audit.

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit.  The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held two meetings during the period from October 22, 2009 to the period ended November 30, 2009.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the eleven-month period ended November 30, 2009 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the Arrangement and Merger Transaction that was completed on October 22, 2009, to our knowledge, no director of officer of the Company or any associate or affiliate thereof had any material interest in any transaction completed, in any of the three most recently completed financial years.

Certain directors and senior officers of the Company had interests in the Arrangement and Merger Transaction that was completed on October 22, 2009 that are different from the interests of the Company’s shareholders generally.  Specifically up to $800,000 of the principal amount owing pursuant to the Shareholder Loan (described below under “Material Contracts”) may be repaid to Dr. Isa Odidi and Dr. Amina Odidi pursuant to the terms and conditions of the IPC Arrangement Agreement.  Subsequent to November 30, 2009 $800,000 of the Shareholder Loan was repaid.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Intellipharmaceutics is not aware of any pending litigation or threatened claim that materially affects the operations of the Company.  The only claims outstanding that are known to the Company involve two complaints made in 2007 by certain parties who have claimed to hold patents relating to a branded drug called FOCALIN XR® and who filed complaints alleging patent infringement against the Company and certain other parties.  These complaints relate to an application by the Company that seeks the FDA’s approval to commercialize generic versions of each of four strengths of FOCALIN XR®.  These generic drug products have been developed by the Company under a collaboration arrangement with Par Pharmaceutical, Inc. (“Par” or “Par Pharmaceutical”) under which Par is responsible for litigation and its costs.  Par is the agent for the Company in respect of its filing with the FDA for approval to commercialize the generic versions of FOCALIN XR®.  Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States.  The Company remains confident that its generic versions of FOCALIN XR® do not infringe those patents.  Together with its development partner, Par Pharmaceutical, the Company intends to vigorously defend against the complaints described above.  There are no material outstanding legal proceedings or regulatory actions to which we are party nor, to our knowledge, are any such proceedings or actions contemplated.

TRANSFER AGENTS AND REGISTRARS

Our Canadian transfer agent and registrar is CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto Ontario, Canada M5C 2W.  Our United States co-transfer agent and registrar is Bank of New York Mellon, 480 Washington Blvd., Jersey City, NJ 07310 U.S.A.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business and not required to be filed under Canadian securities rules, the only contracts which are regarded as material and which were entered into by the Company within the most recently completed financial year or before the most recently completed financial year, but are still in effect, are:

•	the IPC Arrangement Agreement (described above under “General Development of the Business – History”);
•
the acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions;

•
the amended and restated promissory note dated October 22, 2009 for up to $2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company (the “Shareholder Loan”); and

•
the escrow agreement dated October 22, 2009 between the Company, CIBC Mellon Trust Company (as escrow agent) and Odidi Holdings Inc. under which the common shares of the Company held by Odidi Holdings Inc. are held in escrow pursuant to the TSX Escrow Policy Statement.

Copies of the above agreements have been filed on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

Our auditor is Deloitte & Touche LLP (“Deloitte”), Chartered Accountants, 5140 Yonge Street, Suite 1700, Toronto, ON M2N 6L7.  Deloitte has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Deloitte provides tax and audit-related services to the Company and its subsidiaries. Our Audit Committee has concluded that the provision of these non-audit services by Deloitte is compatible with Deloitte maintaining its independence.

The total fees paid or accrued by the Company for audit and other services provided by Deloitte during 2008 and 2009 were:

	2008	2009

Audit Fees(1)	$0	$115,000
Audit-Related Fees	$0	$205,770
Tax Fees(2)	$0	$23,250
All Other Fees	$0	$9,664
Total Fees	$0	$353,684

Notes:
(1)
Audit fees consist of fees related to the audit of the Company’s consolidated financial statements, reviews of quarterly interim financial statements and auditor involvement with the joint management information circular for the transaction completed during 2009.

(2)	Tax fees consist of fees for tax consultation and tax compliance services for the Company and its subsidiaries.
(3)	No fees were paid to Deloittes in 2008 as they were not the Company’s auditors/

ADDITIONAL INFORMATION

Additional information concerning our Company, including directors’ and officers’ remuneration and indebtedness, principal holders of securities, and securities authorized for issuance under equity compensation plans, is contained in the joint management information circular of Vasogen and IPC Ltd. dated September 16, 2009 filed on SEDAR at www.sedar.com under Cervus Equipment Corporation’s profile.

Additional financial information is provided in the consolidated financial statements and the accompanying Management’s Discussion and Analysis for our financial year ended November 30, 2009. Copies of such documents  are filed on SEDAR at www.sedar.com and may be obtained upon request from our Chief Financial Officer at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2.

Our 2009 management information circular will be released subsequent to February 28, 2010, and following such time will be available on SEDAR at www.sedar.com or upon request from our Chief Financial Officer.

SCHEDULE “A”

INTELLIPHARMACEUTICS INTERNATIONAL INC.

AUDIT COMMITTEE CHARTER

(Effective October 22, 2009)

I.	Mandate and Purpose of the Committee

The Audit Committee (the “Committee”) of the board of directors (the “Board”) of IntelliPharmaCeutics International Inc. (the “Company”) is a standing committee of the Board whose primary function is to assist the Board in fulfilling its oversight responsibilities relating to:

(a)	the integrity of the Company’s financial statements;

(b)	the Company’s compliance with legal and regulatory requirements, as they relate to the Company’s financial statements;

(c)	the qualifications, independence and performance of the Company’s auditor;

(d)	internal controls and disclosure controls;

(e)	the performance of the Company’s internal audit function; and

(f)	performing the additional duties set out in this Charter or otherwise delegated to the Committee by the Board.

II.	Authority

The Committee has the authority to:

(a)	engage and compensate independent counsel and other advisors as it determines necessary or advisable to carry out its duties; and

(b)	communicate directly with the Company’s auditor.

The Committee has the authority to delegate to individual members or subcommittees of the Committee.

III.	Composition and Expertise

The Committee shall be composed of a minimum of three members, each whom is a director of the Company.  Each Committee member must be “independent” and “financially literate” as such terms are defined in applicable securities legislation.

Committee members shall be appointed annually by the Board at the first meeting of the Board following each annual meeting of shareholders.  Committee members hold office until the next annual meeting of shareholders or until they are removed by the Board or cease to be directors of the Company.

The Committee shall appoint one of its members to act as Chair of the Committee.  If the Chair of the Committee is absent from any meeting, the Committee shall select one of the other members of the Committee to preside at that meeting.

IV.	Meetings

Any member of the Committee or the auditor may call a meeting of the Committee.  The Committee shall meet at least four times per year and as many additional times as the Committee deems necessary to carry out its duties.  The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and senior management.

Notice of the time and place of every meeting shall be given in writing to each member of the Committee, at least 72 hours (excluding holidays) prior to the time fixed for such meeting.  The Company’s auditor shall be given notice of every meeting of the Committee and, at the expense of the Company, shall be entitled to attend and be heard thereat.  If requested by a member of the Committee, the Company’s auditor shall attend every meeting of the Committee held during the term of office of the Company’s auditor.

A majority of the Committee shall constitute a quorum.  No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present in person or by means of such telephonic, electronic or other communications facility that permits all persons participating in the meeting to communicate adequately with each other during the meeting.

The Committee may invite such directors, officers and employees of the Company and advisors as it sees fit from time to time to attend meetings of the Committee.

The Committee shall meet without management present whenever the Committee deems it appropriate.

The Committee shall appoint a Secretary who need not be a director or officer of the Company.  Minutes of the meetings of the Committee shall be recorded and maintained by the Secretary and shall be subsequently presented to the Committee for review and approval.

V.	Committee and Charter Review

The Committee shall conduct an annual review and assessment of its performance, effectiveness and contribution, including a review of its compliance with this Charter.  The Committee shall conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board.

The Committee shall also review and assess the adequacy of this Charter on an annual basis, taking into account all legislative and regulatory requirements applicable to the Committee, as well as any guidelines recommended by securities regulators, the Toronto Stock Exchange or any other stock exchange of market on which the Corporation’s shares are listed or posted for trading, and shall recommend changes to the Board thereon.

VI.	Reporting to the Board

The Committee shall report to the Board in a timely manner with respect to each of its meetings held.  This report may take the form of circulating copies of the minutes of each meeting held.

VII.	Duties and Responsibilities

(a)	Financial Reporting

The Committee is responsible for reviewing and recommending approval to the Board of the Company’s annual and interim financial statements, MD&A and related news releases, before they are released.

The Committee is also responsible for:

(i)	being satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in the preceding paragraph, and for periodically assessing the adequacy of those procedures;

(ii)
engaging the Company’s auditor to perform a review of the interim financial statements and receiving from the Company’s auditor a formal report on the auditor’s review of such interim financial statements;

(iii)	discussing with management and the Company’s auditor the quality of generally accepted accounting principles (“GAAP”), not just acceptability of GAAP;

(iv)	discussing with management any significant variances between comparative reporting periods; and

(v)	in the course of discussion with management and the Company’s auditor, identifying problems or areas of concern and ensuring such matters are satisfactorily resolved.

(b)	Auditor

The Committee is responsible for recommending to the Board:

(i)	the auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(ii)	the compensation of the Company’s auditor.

The Company’s auditor reports directly to the Committee.  The Committee is directly responsible for overseeing the work of the Company’s auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the Company’s auditor regarding financial reporting.

(c)	Relationship with the Auditor

The Committee is responsible for reviewing the proposed audit plan and proposed audit fees.  The Committee is also responsible for:

(i)
establishing effective communication processes with management and the Company’s auditor so that it can objectively monitor the quality and effectiveness of the auditor’s relationship with management and the Committee;

(ii)	receiving and reviewing regular feedback from the auditor on the progress against the approved audit plan, important findings, recommendations for improvements and the auditor’s final report;

(iii)	reviewing, at least annually, a report from the auditor on all relationships and engagements for non-audit services that may be reasonably thought to bear on the independence of the auditor; and

(iv)	meeting in camera with the auditor whenever the Committee deems it appropriate.

(d)	Accounting Policies

The Committee is responsible for:

(i)	reviewing the Company’s accounting policy note to ensure completeness and acceptability with GAAP as part of the approval of the financial statements;

(ii)	discussing and reviewing the impact of proposed changes in accounting standards or securities policies or regulations;

(iii)	reviewing with management and the auditor any proposed changes in major accounting policies and key estimates and judgments that may be material to financial reporting;

(iv)	discussing with management and the auditor the acceptability, degree of aggressiveness/conservatism and quality of underlying accounting policies and key estimates and judgments; and

(v)	discussing with management and the auditor the clarity and completeness of the Company’s financial disclosures.

(e)	Risk and Uncertainty

The Committee is responsible for reviewing, as part of its approval of the financial statements:

(i)	uncertainty notes and disclosures; and

(ii)	MD&A disclosures.

The Committee, in consultation with management, will identify the principal business risks and decide on the Company’s “appetite” for risk.  The Committee is responsible for reviewing related risk management policies and recommending such policies for approval by the Board.  The Committee is then responsible for communicating and assigning to the applicable Board committee such policies for implementation and ongoing monitoring.

The Committee is responsible for requesting the auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are managed or controlled.

(f)	Controls and Control Deviations

The Committee is responsible for reviewing:

(i)	the plan and scope of the annual audit with respect to planned reliance and testing of controls; and

(ii)	major points contained in the auditor’s management letter resulting from control evaluation and testing.

The Committee is also responsible for receiving reports from management when significant control deviations occur.

(g)	Compliance with Laws and Regulations

The Committee is responsible for reviewing regular reports from management and others (e.g. auditors) concerning the Company’s compliance with financial related laws and regulations, such as:

(i)	tax and financial reporting laws and regulations;

(ii)	legal withholdings requirements;

(iii)	environmental protection laws; and

(iv)	other matters for which directors face liability exposure.

VIII.	Non-Audit Services

All non-audit services to be provided to the Company or its subsidiary entities by the Company’s auditor must be pre-approved by the Committee.

IX.	Submission Systems and Treatment of Complaints

The Committee is responsible for establishing procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

X.	Hiring Policies

The Committee is responsible for reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditor of the Company.

Adopted by the Board on October 22, 2009.